

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2024

David Farnsworth
Chief Financial Officer
Mercury Systems, Inc.
50 Minuteman Road
Andover, MA 01810

Re: Mercury Systems, Inc.
Form 10-K for the Year Ended June 30, 2023
File No. 001-41194

Dear David Farnsworth:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing